                                                                                                  Exhibit 99.1

          NEWS RELEASE
____________________________________

LAKE SHORE GOLD PRODUCES 136,200 OUNCES IN FIRST NINE MONTHS OF 2015, CASH OPERATING COSTS AVERAGE US$567/OZ, AISC US$844/OZ

TORONTO, ONTARIO -- (Marketwired – October 14, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced production and estimated operating costs for the first nine months (“9M/15”) and third quarter (“Q3/15”) of 2015. For 9M/15, production totaled 136,200 ounces based on total mill throughput of 952,000 tonnes at an average grade of 4.6 grams per tonne (“gpt”) and average recoveries of 96.7%. The Company remains on track to achieve its full-year 2015 production guidance of at least 180,000 ounces. Gold poured in 9M/15 totaled 136,800 ounces, while gold sales were 141,300 ounces at an average selling price of US$1,182 ($1,484) per ounce.

Preliminary cash operating cost(1) and all-in sustaining cost (“AISC”)(2) per ounce sold for 9M/15 are estimated at approximately US$567 (including US$26 per ounce for royalties) and US$844, respectively. The Company remains well positioned to meet, and potentially beat, its full-year 2015 unit cost guidance, including cost operating costs of better than US$650 per ounce sold and AISC of below US$950 per ounce sold. Total production costs in 9M/15 are estimated at approximately $101 million and are now expected to total between $130 and $135 million for the full year.

Production in the third quarter of 2015 totaled 40,600 ounces with total mill throughput of 325,000 tonnes, an average grade of 4.0 gpt and average recoveries of 96.6%. Gold poured in Q3/15 totaled 40,400 ounces, while gold sales were 42,800 ounces at an average selling price of US$1,122 ($1,474) per ounce. Cash operating cost and AISC per ounce sold for Q3/15 are estimated at US$604 (including US$25 per ounce for royalties) and US$924, respectively. Total production costs in Q3/15 are estimated at $34 million.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “After the first nine months of the year, we are on track to achieve our full-year targets for both production and unit costs.  Our production in the Q3/15 is expected to be our lowest quarterly production of the year and reflected a lower average grade than in the previous two quarters as well as the impact of development work during the quarter. Looking ahead to the fourth quarter, we expect to see both grades and mill throughput increase from Q3/15 levels, which will position us to end the year strong.

 “Looking at exploration, we continue to be very encouraged by our drill results at 144. In September, we issued initial results from our 40,000 metre underground drill program at the 144 Gap Zone. These results included wide, high-grade intercepts that compared favourably to intersections from earlier surface drilling in the same area, which is located approximately 250 metres away from the zone’s high-grade core. We currently have six drills working from our now completed exploration drift into the 144 Gap from Thunder Creek. We remain on track to complete the full 40,000 metre underground program before the end of the year as we work towards releasing our first resource for the 144 Gap Zone early in 2016. In addition to underground drilling, our surface drill program is continuing along the 144 Trend with 55,000 metres targeted for completion in the second half of 2015. Targets currently being drilled from surface include the 144 Gap, 144 North and 144 South.”

	Three Months Ended			Nine Months Ended
	Sept. 30, 2015	June 30, 2015	Sept. 30, 2014	Sept. 30, 2015	Sept. 30, 2014
Tonnes Milled	325,000	327,100	320,800	952,000	914,400
Grade (grams/tonne)	4.0	4.2	4.6	4.6	5.0
Recovery (%)	96.6	96.8	96.7	96.7	96.6
Production (oz.)
Timmins West	32,600	32,000	35,000	107,600	111,000
Bell Creek	8,000	10,600	10,600	28,600	31,500
Total	40,600	42,600	45,600	136,200	142,500
Gold poured (oz.)	40,400	44,400	44,900	136,800	144,100
Gold sold (oz.)	42,800	45,900	45,500	141,300	142,000
Avg. price (US$/oz.)	1,128	1,197	1,284	1,182	1,289
Avg. price ($/oz.)	1,474	1,470	1,397	1,484	1,410
Costs (US$/oz. sold)
Cash operating costs	604	597	599	567	591
All-in sustaining costs	924	877	858	844	861

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1) Cash operating costs are disclosed on a per ounce sold basis. Cash operating costs and cash operating cost per ounce sold are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the most recent reporting period, the three and six months ended June 30, 2015 and 2014, is set out on page 19 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2) All-in sustaining costs are disclosed on a per ounce sold basis. All-in sustaining costs and all-in sustaining cost per ounce sold are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate for the period. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Income for the most recent reporting period, the three and six months ended June 30, 2015 and 2014, is set out on page 20 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Website: www.lsgold.com